AMA
2-11-2005



05035716

ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

UF 2-11-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-039807-m

8-48866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2004__ AND ENDING__December 31, 2004__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  White Oak Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  6011 Durand Avenue, Suite 100

(No. and Street)

  Racine, Wisconsin   53406

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Terri Larson   (262) 554-4500

                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Walkowicz, Boczkiewicz & Co., S.C.

              (Name – if individual, state last, first, middle name)

  1800 East Main Street, Suite 100, Waukesha, Wisconsin   53186-3902
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Terri Larson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _White Oak Securities, Inc._____ , as of _December 31_____ , 20 _04_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_Lui A Larson_____

Signature

_President_____

Title

_Deborah A. Jandre_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Oak Securities, Inc.

Financial Statements and Independent Auditor's Report

Pursuant to Rule 17a-5

December 31, 2004

Table of Contents

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA

JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA

NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

January 27, 2005

Board of Directors
White Oak Securities, Inc.
6011 Durand Avenue, Suite 100
Racine, Wisconsin 53406

Board of Directors:

Independent Auditor's Report

We have audited the accompanying balance sheets of White Oak Securities, Inc. as of December 31, 2004 and December 31, 2003, and the related statements of income, retained earnings, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Oak Securities, Inc. as of December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Walkowicz, Boczkiewicz & Co., S.C.

White Oak Securities, Inc.
Balance Sheets
December 31, 2004 and December 31, 2003

Assets

	2004	2003
Current assets:		
Cash and cash equivalents	$ 9,458	$ 15,224
Commissions receivable	1,822	2,150
Prepaid expenses	568	472
Total Current Assets	11,848	17,846
Other Assets:		
Organization costs	1,875	1,875
Less: amortization	(1,875)	(1,875)
Total Other Assets	-	-
Total Assets	$ 11,848	$ 17,846

Liabilities and Stockholder's Equity

	2004	2003
Current liabilities:		
Accounts payable	$ 190	$ 90
Accrued commissions payable	-	1,935
Total Current Liabilities	190	2,025
Stockholder's Equity:		
Common stock	800	800
Additional paid in capital	7,200	7,200
Retained earnings	3,658	7,821
Total Stockholder's Equity	11,658	15,821
Total Liabilities and Stockholder's Equity	$ 11,848	$ 17,846

The accompanying auditor's notes to financial statements
are an integral part of these statements.

White Oak Securities, Inc.
Statements of Income
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Revenues:		
Service fees / commissions	$ 39,887	$ 41,434
Other income	966	732
Total Revenue	40,853	42,166
Expenses:		
Accounting	1,600	1,500
Bank charges	75	-
Commissions	2,047	37,949
Insurance	369	369
Legal and professional fees	1,345	1,425
Licensing fees	1,283	1,075
Wages	29,892	-
Payroll taxes	2,663	-
Total Expenses	39,274	42,318
Net income (loss) from operations	1,579	(152)
Other Income:		
Interest and dividend income	26	34
Total Other Income	26	34
Net income (loss) before income tax provision	1,605	(118)
Provision for income taxes	-	-
Net Income (Loss)	$ 1,605	$ (118)

The accompanying auditor's report and notes to the financial statements
are an integral part of these statements.

White Oak Securities, Inc.
Statements of Retained Earnings
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Retained Earnings:		
Balance, beginning of year	$ 7,821	$ 17,939
Add: Net income (loss)	1,605	(118)
Less: Dividend distribution	(5,768)	(10,000)
Balance, end of year	$ 3,658	$ 7,821

White Oak Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 800	$ 7,200	$ 7,821	$ 15,821
Net Income	-	-	1,605	1,605
Dividend Distribution	-	-	(5,768)	(5,768)
Balance, December 31, 2004	$ 800	$ 7,200	$ 3,658	$ 11,658

The accompanying auditor's report and notes to the financial statements
are an integral part of these statements.

White Oak Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 1,605	$ (118)
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
(Increase) decrease in assets:		
Commissions receivable	328	112
Prepaid expenses	(96)	(165)
Increase (decrease) in liabilities:		
Accounts payable	100	(250)
Commissions payable	(1,935)	(101)
Net Cash Provided (Used) by Operating Activities	2	(522)
Cash Flows from Investing Activities:		
Dividend distribution	(5,768)	(10,000)
Net Cash Flows (used) from Investing Activities	(5,768)	(10,000)
Cash Flows from Financing Activities		
Net Increase (Decrease) in Cash	(5,766)	(10,522)
Cash - Beginning of year	15,224	25,746
Cash - End of year	$ 9,458	$ 15,224
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$0	$255

The accompanying auditor's report and notes to the financial statements
are an integral part of these statements.

White Oak Securities, Inc.
Notes to Financial Statements
December 31, 2004 and December 31, 2003

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin. The Company is registered with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

White Oak Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1.

Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. At December 31, 2004, the Company had net capital of $11,090, which was $6,090 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital of $15,349, which was $10,349 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.7% to 1 at December 31, 2004, and 13.2% to 1 at December 31, 2003.

Note 3 - Capital Stocks

Capital stock consists of 9,000 authorized, 800 issued and outstanding $1 par value common shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the years ended December 31, 2004 and December 31, 2003, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

White Oak Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Net Capital Computation		
Common stock	$ 800	$ 800
Paid-in capital	7,200	7,200
Retained earnings	3,658	7,821
Total Stockholder's Equity	11,658	15,821
Deductions:		
Nonallowable assets:		
Other current assets	568	472
Total Deductions	568	472
Net Capital	$ 11,090	$ 15,349
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$ 13	$ 135
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$ 190	$ 2,025
Aggregate Indebtedness	$ 190	$ 2,025
Percentage of Aggregate Indebtedness to Net Capital	1.7% to 1	13.2% to 1

Net capital at December 31, 2004 and December 31, 2003, as presented here, does not differ materially from that previously reported on the company's Focus Report, Part IIA for the same period.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, CPA   JEFFERY A. LANGTON, CPA, CMA   NILTJE M. HUDZ, CPA
VALORIE A. BOCZKIEWICZ, CPA   DAVID J. JENSEN, CPA   SHANNON M. ROSZAK, CPA
    ROXANN V. COWAN, CPA

To the Board of Directors,
White Oak Securities, Inc.

In planning and performing our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by White Oak Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444   Fax: (262) 548-0935   Web Page: www.wbcosc.com   E-mail: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2004, and this report does not affect our report thereon dated January 27, 2005. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Walhorn, Boyling & co.s.c.

Waukesha, Wisconsin
January 27, 2005